Exhibit 99.1
China Finance Online Co. Limited Reports 2011 Second Quarter and Six Months
Financial Results
Beijing, China, August 30, 2011 — China Finance Online Co. Limited (“China Finance Online”, or the “Company”, “we”, “us” or “our”) (NASDAQ GS: JRJC), the technology-driven, user-focused market leader in China in providing vertically integrated financial services and products including news, data, analytics and brokerage-related services through web portals, desktop solutions and mobile handsets, today announced its unaudited financial results for the second quarter and six months ended June 30, 2011.
2011 Second Quarter Financial Highlights
•	Net revenues were $13.8 million, compared to $15.3 million in the second quarter of 2010;
•	Gross profit was $11.6 million with a gross margin of 84.3%, compared to $13.2 million and 86.2% in the second quarter of 2010;
•
A non-cash investment impairment of $1.48 million was recorded as a result of the unprofitable operations of Ocean Butterflies Holdings Inc. (“Ocean Butterflies”). This impairment has no adverse impact on China Finance Online’s core business and the carrying balance of the investment has now been reduced to zero with no further downside;

•	Net loss attributable to China Finance Online was $1.8 million;
•
Excluding share-based compensation expenses and investment impairment, non-GAAP net income attributable to China Finance Online in the second quarter of 2011 was $63,000 with diluted non-GAAP net earnings per ADS attributable to China Finance Online at break-even.

Second Quarter Results
Net revenues for the second quarter of 2011 were $13.8 million, compared to $15.3 million for the second quarter of 2010. The main sources of the Company’s net revenues were from subscription fees from individual customers, subscription fees from institutional customers, advertising revenues and revenues from brokerage-related services, which contributed 80%, 5%, 9% and 6%, respectively, to total revenues compared to 80%, 4%, 11%, and 5%, respectively, for the comparable period in 2010. Revenues from subscription fees paid by individual customers decreased 9.3% year-over-year reflecting diminished investor confidence as a result of a downtrending stock market in China, global macroeconomic uncertainties, as well as transitional impact on sales and marketing due to the new Provisional Regulations on Securities Investment Advisory Business. Advertising revenues decreased 29.8% year-over-year during a substantially weakening domestic stock market. Institutional subscription revenues increased 27.7% year-over-year to $0.7 million and revenues from brokerage-related services increased 8.8% year-over-year to $0.8 million. The increase in the Company’s Daily Growth’s brokerage related services was mainly attributable to interest income from margin clients.

For the second quarter of 2011, gross profit was $11.6 million compared to $13.2 million for the comparable period in 2010. Gross margin for the second quarter of 2011 was 84.3% compared to 86.2% for the second quarter of 2010. The year-over-year decrease in gross margin was mainly due to lowered revenues in the second quarter of 2011 while cost of revenue remained in line with the same quarter a year ago.
General and administrative (“G&A”) expenses for the second quarter of 2011 were $2.6 million, or 19.0% of net revenues, down from $3.7 million, or 23.9% for the comparable period in 2010. Excluding share-based compensation expenses of $0.3 million and $1.8 million for the second quarter of 2011 and 2010, respectively, adjusted G&A expenses for the second quarter of 2011 were $2.3 million, or 16.6% of net revenues, compared to $1.9 million, or 12.6% of net revenues in the second quarter of 2010. Increase in G&A expenses, excluding share-based compensation expenses, was mainly due to increase in professional services fees.
Sales and marketing expenses for the second quarter of 2011 were $6.0 million or 43.8% of net revenues, down from $6.9 million, or 45.4% in the second quarter of 2010. The year-over-year decrease in sales and marketing expenses, excluding share-based compensation expenses, in both absolute value and as a percentage of quarterly net revenues was primarily due to lower marketing expenses and sales commission on reduced sales revenue.
Product development expenses for the second quarter of 2011 were $3.3 million, in line with the same quarter in 2010. Product development expenses as a percentage of net revenues were 23.6%, up from 21.7% in the same quarter of the previous year. Management remains committed to further investment in the Company’s data, product, internet, and technical capabilities.
Total operating expenses for the second quarter of 2011 were $11.9 million, down from $13.9 million in the second quarter of 2010. Selling, general and administrative (“SG&A”) expenses as a percentage of net revenues decreased to 62.8% in the second quarter of 2011 from 69.3% in the second quarter of 2010. Excluding total share-based compensation expenses, adjusted operating expenses were $11.5 million in the second quarter of 2011 compared to adjusted operating expenses of $12.1 million for the second quarter of 2010.
GAAP net loss attributable to China Finance Online for the second quarter of 2011 was $1.8 million compared with GAAP net income $0.4 million in the 2010 second quarter. Non-GAAP net income attributable to China Finance Online, which excluded the share-based compensation expenses of $0.38 million and investment impairment of $1.48 million in Ocean Butterflies, was $63,000 for the 2011 second quarter, compared to a non-GAAP net income of $2.2 million for the same quarter of 2010. Diluted non-GAAP net earnings per ADS attributable to China Finance Online broke even for the second quarter of 2011.
As of June 30, 2011, total cash, cash equivalents and restricted cash were $89.9 million. As of June 30, 2011, accounts receivable in non-margin related business was $4.2 million while Daily Growth’s margin-related accounts receivables increased to $16.7 million due to higher customer demand for margin financing. Daily Growth continues to implement strict margin account screening and ongoing monitoring to ensure the safe return of capital. As of June 30, 2011, the short-term investments were $20.6 million.

The Company’s total shareholders’ equity was $107.8 million as of June 30, 2011, compared to $105.9 million as of December 31, 2010.
The combined current and non-current deferred revenues at the end of the second quarter of 2011, which represented prepaid service fees made by customers for subscription services that have not been rendered as of June 30, 2011, were $36.4 million.
As of June 30, 2011, the number of active paid subscribers of the Company was approximately 135,000. The decrease in active paid subscribers reflected a combination of macroeconomic and industry factors including the underperforming Chinese stock market and the new regulatory environment.
Six Month Results
Total net revenues for the first six months ended June 30, 2011 was $28.7 million compared to $30.5 million in the first six months last year. Gross profit for the first six months of 2011 was $24.3 million compared to $26.5 million in the same period a year ago. Gross margin was 84.7% for the first six months of 2011, compared to 86.9% in the same period in 2010. GAAP net loss attributable to China Finance Online for the first six months of 2011 was $0.4 million, compared to GAAP net income of $0.5 million in the same period in 2010.
Investment Impairment in Ocean Butterflies
During the second quarter of 2011, the Company recorded a non-cash impairment of $1.48 million on its investment in Ocean Butterflies Holdings Inc. (“Ocean Butterflies”) as a result of Ocean Butterflies’ unprofitable operations. This impairment has no adverse impact on China Finance Online’s core business and the carrying balance of the investment has now been reduced to zero with no further downside.

Resignation of Chief Operating Officer (COO)
The Board of Directors has accepted the resignation of Chief Operating Officer (COO) Dr. Caogang Li for personal reasons. His chief responsibilities will be distributed among senior management during the interim period until the company finds a suitable successor.
Commenting on Dr. Caogang Li’s departure, the Company’s Chief Executive Officer, Mr. Zhiwei Zhao stated, “Throughout his tenure at various positions, Caogang has been an integral part of China Finance Online’s development over the years. In particular, his contribution toward organically integrating our telemarketing capabilities with our internet media platforms have had long-lasting impacts in allowing our users to gain exposure to a diversified portfolio of financial products and services. We are grateful for his efforts and wish him well in his future endeavors.”
Business Outlook
The Company maintains its net revenues guidance of $55 million for fiscal year 2011. Non-GAAP net income, which is defined as net income excluding share-based compensation expenses and non-cash goodwill and investment impairment, for the 2011 year is anticipated to be a loss of $1 million.
The above forecast reflects the Company’s current views, which are subject to change. A number of important factors that are outside the Company’s control including without limitation, the overall Chinese macroeconomic outlook, fluctuations in the Chinese stock market and further regulatory changes, could cause the actual results to differ materially from those contained in the above guidance.
Given the deteriorating global economic environment and the challenging stock market in China, the Company remains cautious with respect to its business outlook for the rest of fiscal year 2011.
Conference Call Information
The Company will host a conference call and a simultaneous webcast, on August 30, 2011 at 8:00 p.m. Eastern Time/August 31, 2011 8:00 a.m. Beijing Time. Interested parties may participate in the conference call by dialing approximately five minutes before the call start time at U.S. +1-877-847-0047, Hong Kong +852-3006-8101, Singapore +8008-523-396, or China +800-876-5011, and the pass code for all regions is 653431.
A replay of the conference call will be available shortly after the conclusion of the event through 11:00 p.m. Eastern Time on September 6, 2011 (or 11:00 a.m. Beijing Time on September 7, 2011). The dial-in details for the replay: U.S. +1-866-572-7808, Singapore +800-101-2157, China +800-876-5013, and Hong Kong +852-3012-8000. Access code: 653431.
The conference call will be available on webcast live and replay at: http://tinyurl.com/JRJC-2Q11-Call

About China Finance Online
China Finance Online Co. Limited is the technology-driven, user-focused market leader in China in providing vertically integrated financial services and products including news, data, analytics and brokerage-related services through web portals, desktop solutions, and mobile handsets. Through its web portals, www.jrj.com and www.stockstar.com, the Company provides individual users with subscription-based service packages that integrate financial and listed-company data, information and analytics from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software available by download, through the internet or through mobile handsets. Through its subsidiary, Genius, the Company provides financial information database and analytics to institutional customers including domestic securities and investment firms. Through its subsidiary, Daily Growth, the Company provides securities brokerage services for stocks listed on Hong Kong Stock Exchange.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, this release contains the following forward-looking statements regarding:
•	our net revenues and non-GAAP net income guidance for 2011;

•	potential business consolidation amidst the new regulatory environment; and

•	the transition period to adapt to the new compliance requirements.
Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which risks and uncertainties include, among others, the following:
•	the changing regulations that we are subject to;

•	the uneven sector-growth of the Chinese economy that could lead to volatility in the equity markets and affect our operating results in the coming quarters;

•	global macroeconomic uncertainties;

•	wavering investor confidence that could impact our business; and

•	possible non-cash goodwill and investment impairment may adversely affect our net income.
Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F under “Forward-Looking Information” and “Risk Factors”. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Non-GAAP Measures
To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”), the Company uses non-GAAP measures of income from operations, net income, and diluted net income per ADS, which are adjusted from results based on GAAP to exclude the share-based compensation expenses and non-cash goodwill and investment impairment. The non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and therefore deems it important to provide all of this information to investors. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of the Company’s GAAP financial measures to Non-GAAP financial measures” set forth at the end of this release.
Contact:
Julie Zhu
China Finance Online Co. Limited
+86-10-5832-5288
ir@jrj.com
Shiwei Yin
Grayling
646-284-9474
shiwei.yin@grayling.com
Tables follow

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	Jun. 30,	Dec. 31,
	2011	2010
Assets
Current assets:
RMB account	51,604	92,897
Foreign currency account	9,003	13,876
Cash and cash equivalents	60,607	106,773
Restricted cash	29,305	14,533

Trust bank balances held on behalf of customers	6,560	9,625
Accounts receivable, net — others	4,155	3,635
Accounts receivable, net — Margin clients	16,691	8,095
Short-term investments	20,610	31
Prepaid expenses and other current assets	4,464	4,078
Deferred tax assets, current	2,392	3,634

Total current assets	144,784	150,404

Cost method investment	—	1,480
Property and equipment, net	7,398	8,276
Acquired intangible assets, net	4,225	4,349
Rental deposits	731	719
Goodwill	13,222	12,950
Deferred tax assets, non-current	1,312	1,681
Other deposits	328	231

Total assets	172,000	180,090

Liabilities and equity
Current liabilities:
Deferred revenue, current(including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $12,162 and $13,341 as of June 30,2011 and December 31,2010, respectively)	26,040	32,995

Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $2,824 and $2,660 as of June 30,2011 and December 31, 2010, respectively)	5,816	10,839
Short-term loan	13,493	6,424
Amount due to customers for trust bank balances held on behalf of customers	6,560	9,625

Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $14 and $31 as of June 30, 2011 and December 31, 2010, respectively)	502	221

Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $93 and $94 as of June 30,2011 and December 31,2010, respectively)	438	155

Total current liabilities	52,849	60,259

Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $923 and $948 as of June 30, 2011 and December 31, 2010, respectively)	941	967

Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $4,573 and $4,962 as of June 30,2011 and December 31,2010, respectively)	10,365	13,022
Total liabilities	64,155	74,248
Noncontrolling interests	80	(57)

Total China Finance Online Co. Limited Shareholders’ equity	107,765	105,899

Total liabilities and equity	172,000	180,090

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of U.S. dollars, except per share data)

	Three months ended			Six months ended
	Jun.30, 2011	Jun.30, 2010	Mar.31, 2011	Jun.30, 2011	Jun.30, 2010
Net revenues	13,778	15,273	14,955	28,733	30,509
Cost of revenues	(2,164)	(2,101)	(2,237)	(4,401)	(3,998)
Gross profit	11,614	13,172	12,718	24,332	26,511
Operating expenses

General and administrative(includes share- based compensation expenses of $335, $1,722, $428, $763 and $3,281, respectively)	(2,618)	(3,651)	(2,726)	(5,344)	(7,830)

Sales and marketing (includes share- based compensation expenses of $26, $62, $44, $70 and $94, respectively)	(6,035)	(6,931)	(5,598)	(11,633)	(13,301)

Product development (includes share- based compensation expenses of $18, $44, $32, $50 and $66, respectively)	(3,258)	(3,310)	(3,225)	(6,483)	(6,260)

Total operating expenses	(11,911)	(13,892)	(11,549)	(23,460)	(27,391)
Government subsidies	124	85	113	237	240
Income (loss) from operations	(173)	(635)	1,282	1,109	(640)
Interest income	734	370	706	1,440	769
Interest expense	(72)	(14)	(54)	(126)	(78)
Investment gain (loss)	(416)	344	773	357	564
Other income (loss), net	52	(10)	2	54	(78)
Exchange gain, net	355	134	268	623	151
Loss from impairment of cost method investment	(1,480)	—	—	(1,480)	—

Income (loss) before income tax benefit (provision)	(1,000)	189	2,977	1,977	688
Income tax benefit (provision)	(850)	131	(1,437)	(2,287)	(255)

Net income (loss)	(1,850)	320	1,540	(310)	433

Less: Net income (loss) attributable to the noncontrolling interest	(54)	(58)	147	93	(85)

Net income (loss) attributable to China Finance Online Co. Limited	(1,796)	378	1,393	(403)	518

Net income (loss)per share attributable to China Finance Online Co. Limited
Basic	(0.02)	0.00	0.01	0.00	0.00
Diluted	(0.02)	0.00	0.01	0.00	0.00
Income (loss) per ADS
Basic	(0.08)	0.02	0.06	(0.02)	0.02
Diluted	(0.08)	0.02	0.06	(0.02)	0.02

Weighted average ordinary shares
Basic	108,957,650	108,134,184	108,945,295	108,951,507	107,663,337
Diluted	108,957,650	113,577,713	113,684,068	108,951,507	113,246,724

Weighted average ADSs
Basic	21,791,530	21,626,837	21,789,059	21,790,301	21,532,667
Diluted	21,791,530	22,715,543	22,736,814	21,790,301	22,649,345

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Three months ended
	Jun. 30,	Jun. 30,	Mar. 31,
	2011	2010	2011
Cash flows from operating activities:
Net income (loss)	(1,850)	320	1,540

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Share-based compensation	379	1,828	504
Depreciation and amortization	871	884	880
Loss (gain) from short-term investments	416	(344)	(773)
Deferred taxes	733	(168)	935
Loss from impairment of cost method investment	1,480	—	—
Loss on disposal of property and equipment	24	15	—
Changes in operating assets and liabilities:
Accounts receivable-others	(490)	(891)	12
Accounts receivable-Margin clients	(5,981)	(9,242)	(2,613)
Loan receivable	3,856	—	(3,852)
Prepaid expenses and other current assets	(578)	(574)	(18)
Trust bank balances held on behalf of customers	1,811	(22,036)	1,255
Rental deposits	1	34	(1)
Deferred revenue	(3,881)	(1,256)	(6,672)
Accounts payable	168	190	155

Amount due to customers for trust bank balances held on behalf of customers	(1,811)	22,036	(1,255)
Accrued expenses and other current liabilities	(1,308)	1,690	(3,870)
Income taxes payable	(74)	(32)	354
Net cash used in operating activities	(6,234)	(7,546)	(13,419)

Cash flows from investing activities:
Purchase of short-term investments	(30,636)	(1,384)	(2,807)
Proceeds from short-term investments	12,552	1,654	755
Restricted cash	—	(14,106)	(14,187)
Purchase of property and equipment	(329)	(368)	(25)
Proceeds from disposal of fixed assets	—	4	—
Net cash used in investing activities	(18,413)	(14,200)	(16,264)

Cash flows from financing activities:
Proceeds from stock options exercised by employees	3	26	16
Proceeds from short-term loan	1,285	5,356	5,778
Net cash provided by financing activities	1,288	5,382	5,794

Effect of exchange rate changes	501	279	581

Net decrease in cash and cash equivalents	(22,858)	(16,085)	(23,308)
Cash and cash equivalents, beginning of quarter	83,465	105,507	106,773
Cash and cash equivalents, end of quarter	60,607	89,422	83,465

Reconciliation of the Company’s GAAP financial measures to Non-GAAP financial measures

	Three months ended			Three months ended			Three months ended
	Jun. 30, 2011			Jun. 30, 2010			Mar. 31, 2011
	(U.S. Dollar in thousands)			(U.S. Dollar in thousands)			(U.S. Dollar in thousands)
	GAAP		Non-GAAP	GAAP		Non-GAAP	GAAP		Non-GAAP
	Result	Adjustment	Results	Result	Adjustment	Results	Result	Adjustment	Results
		(a)			(a)			(a)
Income (loss) from operations	(173)	379	206	(635)	1,828	1,193	1,282	504	1,786

	Six months ended			Six months ended
	Jun. 30, 2011			Jun. 30, 2010
	(U.S. Dollar in thousands)			(U.S. Dollar in thousands)
	GAAP		Non-GAAP	GAAP		Non-GAAP
	Result	Adjustment	Results	Result	Adjustment	Results
		(a)			(a)
Income (loss) from operations	1,109	883	1,992	(640)	3,441	2,801

	Three months ended				Three months ended			Three months ended
	Jun. 30, 2011				Jun. 30, 2010			Mar. 31, 2011
	(U.S. Dollar in thousands)				(U.S. Dollar in thousands)			(U.S. Dollar in thousands)
	GAAP			Non-GAAP	GAAP		Non-GAAP	GAAP		Non-GAAP
	Result	Adjustment		Results	Result	Adjustment	Results	Result	Adjustment	Results
		(a)	(b)			(a)			(a)
Net income (loss) attributable to China Finance Online Co. Limited	(1,796)	379	1,480	63	378	1,828	2,206	1,393	504	1,897
Diluted net income (loss) per ADS attributable to China Finance Online Co. Limited	(0.08)	0.02	0.06	0.00	0.02	0.08	0.10	0.06	0.02	0.08

	Six months ended				Six months ended
	Jun. 30, 2011				Jun. 30, 2010
	(U.S. Dollar in thousands)				(U.S. Dollar in thousands)
	GAAP			Non-GAAP	GAAP		Non-GAAP
	Result	Adjustment		Results	Result	Adjustment	Results
		(a)	(b)			(a)

Net income (loss) attributable to China Finance Online Co. Limited	(403)	883	1,480	1,960	518	3,441	3,959
Diluted net income (loss) per ADS attributable to China Finance Online Co. Limited	(0.02)	0.04	0.06	0.08	0.02	0.15	0.17

(a)	The adjustment is for share-based compensation expenses.

(b)	The adjustment is for non-cash investment impairment.